EXHIBIT 99.1

Osisko to Acquire Royalty on SolGold’s Cascabel Project

MONTRÉAL, Nov. 07, 2022 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (“Osisko”) (OR: TSX & NYSE) is pleased to announce that it has entered into a binding agreement with SolGold plc (“SolGold”) (SOLG: TSX & LSE) with respect to a US$50 million royalty financing (the “Transaction”) to support the advancement of SolGold’s Cascabel copper-gold property in northeastern Ecuador.

As part of the Transaction, Osisko will acquire a 0.6% net smelter return royalty (the “NSR”) covering the entire 4,979 hectare Cascabel property, including SolGold’s world-class Alpala project for which SolGold released the results of a pre-feasibility study in April of 2022 (the “PFS”).

Sandeep Singh, President and CEO of Osisko, commented: “We are excited to partner with SolGold on one of the best copper-gold discoveries made over the last decade. We believe that Alpala has the potential to become a Tier-1 asset with a much longer mine life than currently envisaged. SolGold was a first mover in Ecuador and we view the broader Cascabel property as having the geological potential to support significant further discoveries. Osisko’s investment in SolGold adds yet another high-quality royalty to our portfolio of peer-leading growth.”

INVESTMENT HIGHLIGHTS

  Exceptional Royalty on one of the Most Significant Cu-Au Discoveries
    NSR covers the Cascabel property comprising 4,979 hectares of Andean Copper Belt;
    Total resources at Cascabel currently represent approximately 20% and 16% of the total copper and gold in new major deposit discoveries since 2012 (as compiled by SolGold);
    Based on the PFS, the NSR would average approximately 4,700 annual gold-equivalent ounces (“GEOs”) to Osisko over an initial 26-year mine life and 7,600 GEOs over the first 10-years of nameplate production.
  Exposure to the Large-Scale Alpala Project
    The Alpala deposit is SolGold’s principal focus on the broader Cascabel property. The PFS study on Alpala outlined a large underground block cave mine with an initial 26-year mine life based on Probable Reserves (only 21% of total M&I tonnage inventory);
    Alpala Probable Reserves contain 3.3 Mt of Cu, 9.4 Moz of Au and 30 Moz of Ag (558 Mt of 0.58% Cu, 0.52g/t Au and 1.65g/t Ag);
    Alpala is estimated to produce an average of 132 kt Cu and 358 koz Au annually over the life of mine with peak annual production of 210 kt Cu and 829 koz Au;
    Based on the PFS, Alpala is expected to rank in the first decile in terms of production costs.
  Further Exploration Potential Within the Broader Property
    Presence of regional targets on the Cascabel property that have similar geophysical and geochemical characteristics to known mineralized porphyry clusters on the property;
    The PFS mine plan did not include a further 2 billion tonnes of resources which may supplement production;
    A number of prospective targets across the Cascabel concession in addition to the discovered Alpala and Tandayama-America deposits.

TRANSACTION DETAILS

  Osisko will make an upfront cash payment to SolGold of US$50 million in exchange for the NSR;
  The NSR will be a life-of-mine instrument covering the entirety of the Cascabel property including the Alpala project;
  Beginning in 2030 and until the end of 2039, Osisko will receive minimum annual payments under the NSR of US$4 million;
  SolGold shall have a right to buydown one-third (1/3) of the NSR percentage for 4 years;
  Osisko has made a three-year commitment to fund certain ESG initiatives at the project;
  Closing of the Transaction is subject to customary conditions precedent.

ALPALA PROJECT OVERVIEW

The Alpala deposit is the main target in the Cascabel concession, located on the northern section of the heavily endowed Andean Copper Belt. The project base is located at 800 meters above sea level in northern Ecuador, an approximately three-hour drive on sealed highway north of Quito, close to water, hydroelectric power supply and Pacific ports.

The Cascabel property lies on the margin of the Eocene and Miocene metallogenic belts which are renowned for hosting some of the world’s largest porphyry copper and gold deposits.

The PFS outlines a mill throughput of 25 Mt per year fed by a block cave operation. Due to the very efficient mining method and transportation of ore to surface via conveyor belts and access to hydroelectric power, the Alpala mine has the potential to have very low carbon footprint.

About SolGold plc

SolGold is an emerging multi-asset major and leading exploration company focused on the discovery, definition, and development of world class copper and gold deposits. SolGold is one of the largest concession holders in Ecuador exploring the length and breadth of this highly prospective section of the Andean copper belt. They are positioned to support Ecuador’s transformation into the next copper frontier that the world needs to achieve a net zero future.

For more information, please visit SolGold’s corporate website at https://www.solgold.com.au/.

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Guy Desharnais, Ph.D., P.Geo., Vice President, Project Evaluation at Osisko Gold Royalties Ltd, who is a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

About Osisko Gold Royalties Ltd

Osisko is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 175 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Heather Taylor Vice President, Investor Relations Tel: (514) 940-0670 #105 Email: htaylor@osiskogr.com

Forward-looking Statements

Certain statements contained in this press release may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements are statements other than statements of historical fact, that address, without limitation, future events, production estimates of assets (including increase of production, and statements relating to GEOs of Osisko Gold Royalties Ltd (“Osisko”), timely developments of mining properties over which Osisko has royalties, streams, offtakes and investments, management’s expectations regarding Osisko’s growth, results of operations, estimated future revenues, production costs, carrying value of assets, ability to continue to pay dividend, requirements for additional capital, business prospects and opportunities future demand for and fluctuation of prices of commodities (including outlook on gold, silver, diamonds, other commodities) currency markets and general market conditions, that all conditions precedent will be met to complete the acquisition of a NSR on SolGold’s Cascabel property, that the exploration and development work on the Cascabel property will increase the estimated mine life through discovery of additional mineral resources and that these mineral resources will be eventually converted into reserves. In addition, statements and estimates (including data in tables) relating to mineral reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or that events or conditions "will", "would", "may", "could" or "should". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of Osisko, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation: inflation affecting costs incurred by operators on properties in which Osisko holds a royalty, stream or other interest, fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by Osisko; fluctuations in the value of the Canadian dollar relative to the U.S. dollar; regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies; political stability, regulations and political or economic developments in Ecuador and in any other countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Osisko holds a royalty, stream or other interests; favourable exploration results, timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges) on any of the properties in which Osisko holds a royalty, stream or other interest; the unfavorable outcome of any challenges or litigation relating title, permit or license with respect to any of the properties in which Osisko holds a royalty, stream or other interests or to Osisko’s right thereon; differences in rate and timing of production from resource estimates or production forecasts by operators of properties in which Osisko holds a royalty, stream or other interest, including conversion from resources to reserves and ability to replace resources; business opportunities that become available to, or are pursued by Osisko; continued availability of capital and financing and general economic, market or business conditions; risks and hazards associated with the business of exploring, development and mining on any of the properties in which Osisko holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks, the integration of acquired assets and the responses of relevant governments to the COVID-19 outbreak and the effectiveness of such response and the potential impact of COVID-19 on Osisko’s business, operations and financial condition. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: that SolGold continue to operate the Cascabel property in a manner consistent with past practice and with public disclosure ; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production); no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; that statements and estimates relating to mineral reserves and resources by owners and operators of the properties in which Osisko holds a royalty, stream or other interest are accurate; the Company’s ongoing income and assets relating to determination of its “passive foreign investment company” (“PFIC”) status; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

For additional information on risks, uncertainties and assumptions, please refer to the most recent Annual Information Form of Osisko filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated such the forward looking statements and such forward-looking statements included in this press release are not guarantee of future performance and should not be unduly relied upon. In this press release, Osisko relies on information publicly disclosed by third parties pertaining to its assets and more specifically to the Cascabel property and, therefore, assumes no liability for such third party public disclosure. These statements speak only as of the date of this press release. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.